Exhibit 99.1

TSX: JE.
NYSE: JE.

●	FOR IMMEDIATE RELEASE

         PRESS RELEASE

JUST ENERGY GROUP INC.

TO ANNOUNCE FIRST QUARTER FISCAL 2015 RESULTS

TORONTO, ONTARIO – July 28, 2014 – Just Energy Group Inc. announced today that it will release operating results for the fiscal 2015 first quarter on August 7, 2014.  The Company will host a conference call and live webcast to review the year end results beginning at 10:00 a.m. eastern standard time on August 7, 2014 followed by a question and answer period. Executive Chair Rebecca MacDonald; President & Co-Chief Executive Officers James Lewis and Deb Merril and Chief Financial Officer Beth Summers will participate on the call.

Just Energy Conference Call and Webcast
• Thursday  August 7, 2014
• 10:00 AM  EST

Those who wish to participate in the conference call may do so by dialing 1 866 229-4144  and entering pass code 5662147#. The call will also be webcast live over the internet at the following link:
http://event.onlineseminarsolutions.com/r.htm?e=826253&s=1&k=91FD9785A01988F72B15FEF321879581

For those unable to attend an audio tape rebroadcast will be available starting 4:00 PM  EST August 7, 2014  until August 14, 2014 at midnight.  To access the rebroadcast please dial 1 888 843-7419 and enter the participant code 5662147#.  The webcast will be available until November 7, 2014.

About Just Energy Group, Inc.

Established in 1997, Just Energy is primarily a competitive retailer of natural gas and electricity. With offices located across the United States, Canada and, commencing in July 2012, the United Kingdom, Just Energy serves residential and commercial customers through a wide range of energy programs and home comfort services, including fixed-price or price-protected energy program contracts, the rental of water heaters, furnaces and air conditioners and the installation of solar panels. The Company’s JustGreen® products provide consumers with the ability to reduce the environmental impact of their everyday energy use. Just Energy is the parent to Amigo Energy, Commerce Energy, Hudson Energy, Hudson Energy Solar, National Home Services and Tara Energy.

FOR FURTHER INFORMATION PLEASE CONTACT:

Beth Summers, CPA, CA
Chief Financial Officer
Just Energy
(905) 795-4206
BSummers@JustEnergy.com

or

Michael Cummings
Investor Relations
FTI Consulting
(617) 897-1532
Michael.Cummings@FTIConsulting.com